UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

OceanPal Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y6430L202
(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 898,907*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 898,907*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 898,907*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,448,216 Common Shares stated by the Issuer as being outstanding as at October 17, 2023 in its Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2023 (the “October 2023 6-K”).

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 898,907*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 898,907*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 898,907*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,448,216 Common Shares stated by the Issuer as being outstanding as at October 17, 2023 in its October 2023 6-K.

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 898,907*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 898,907*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 898,907*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,448,216 Common Shares stated by the Issuer as being outstanding as at October 17, 2023 in its October 2023 6-K.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on September 28, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on October 4, 2023, Amendment No. 2 to Schedule 13D on October 6, 2023, Amendment No. 3 to Schedule 13D on October 18, 2023, Amendment No. 4 on November 6, 2023, Amendment No. 5 on December 5, 2023, Amendment No. 6 on December 15, 2023, Amendment No. 7 on January 5, 2024 and Amendment No. 8 on January 23, 2024 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of OceanPal Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“From and including January 23, 2024, through and including February 22, 2024, Sphinx purchased an additional 69,908 Common Shares for a total purchase price of $167,334 including fees and expenses. The source of funds used by Sphinx to purchase the Common Shares is its working capital. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“The response to Item 3 of Amendment No. 8 to the Initial 13D is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

“(a), (b) The Reporting Persons each may be deemed to beneficially own all of the 898,907 Common Shares (the “Subject Shares”) reported herein, which represent approximately 12.1% of Issuer’s outstanding Common Shares, based on the 7,448,216 Common Shares stated by Issuer as being outstanding as of October 17, 2023 in the Issuer’s October 2023 6-K.

Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 898,907 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 898,907 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 898,907 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 898,907 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 898,907 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 898,907 Common Shares.

(c) Other than as described herein or on Exhibit 99.2 (as amended and restated and filed herewith), which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

The responses to Items 3 and 4 of Amendment No. 8 to the Initial 13D are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated September 28, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2024	SPHINX INVESTMENT CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: February 26, 2024	MARYPORT NAVIGATION CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: February 26, 2024	GEORGE ECONOMOU

	By:	/s/ George Economou
George Economou